

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 3, 2020

Jon Paul Richardson
Chief Executive Officer
Exodus Movement, Inc.
15418 Weir Street, #333
Omaha, NE 68137

> **Re: Exodus Movement, Inc.**
> **Amendment No. 1 to**
> **Draft Offering Statement on Form 1-A**
> **Submitted November 2, 2020**
> **CIK No. 0001821534**

Dear Mr. Richardson:

We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Draft Offering Statement on Form 1-A

General

1. Refer to your response to comments 2, 3, 4 and 5. While we do not have any further comments at this time regarding whether the activities identified in these comments are being conducted in compliance with the federal securities laws, our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your response.

Offering Summary, page 1

2. Refer to your response to comment 12. Please disclose the status of the process to have your Common Stock Tokens traded on the ATS and the additional steps, including an

estimate of how long each step would take, if you sign an agreement to have your Class A common stock traded on the tZERO ATS.

Risk Factors

Risks Related to Our Business and Our Industry, page 48

3.   Please address the risks related to complying with the broker-dealer financial responsibility rules, including, for example, compliance with Exchange Act Rule 15c3-3(b) related to establishing and maintaining physical possession or control of a customers' digital asset securities.

Business

Overview of Our Business, page 68

4.   Refer to your response to comment 17. So that investors understand the scope of your international operations, please disclose here and in your offering summary that, for your most recently completed fiscal year, all of your revenue was earned in non-U.S. jurisdictions with 92% earned in APAC in fiscal year 2019. In addition, please disclose here and in your offering summary the percentage of revenue earned from your three largest customers in fiscal year 2019.

Our App Offerings, page 76

5.   Refer to your response to comment 20. Please expand the discussion regarding the ways in which your business is affected by the market volatility of Bitcoin and other digital assets because: (i) the majority of the fees earned pursuant to your API agreements are paid in digital assets, (ii) you pay your employees in Bitcoin, and (iii) each month, you convert a portion of your Bitcoin holdings into U.S. dollars, with a general target of ensuring that half of your total cash holdings are held in Bitcoin and the other half in U.S. dollars.

6.   Refer to your response to comment 22. Please quantify the percentage of fees you earn from SportX, Wyre, and the Exchange Aggregator paid in Bitcoin, other digital assets, or U.S. dollars. In addition, please clarify when and how the value of the digital assets owed to and received by you as payment under the API agreements is determined.

Principal and Selling Stockholders, page 95

7.   In tabular form, please identify each selling stockholder, state the amount owned by each prior to the offering, the amount offered for their account and the amount to be owned after the offering. In addition, at the bottom of the table, provide the total number of securities being offered for the account of all stockholders and describe what percent of the pre-offering outstanding securities of each class the offering represents. Refer to Item 5(d) to Part II of Form 1-A.

Plan of Distribution, page 106

8. Refer to your response to comment 10. To the extent you choose to discontinue the usage of Common Stock Tokens, clarify whether you will also file a current report on Form 1-U. If not, tell us why this would not be required by Rule 257(b)(4).

9. Refer to your response to comment 11. Please clarify how the transfer agent will use its whitelisting process to monitor peer-to-peer transactions and other transfers for compliance with federal securities laws.

10. Refer to your response to comment 30. To the extent that you offer shares of Class A common stock because associated persons declined to offer their shares, please tell us how you will ensure the change in offering allocation does not exceed the offering limits in Rule 251(a)(2).

Trading shares of Exodus Class A common stock following the closing of this offering, page 108

11. You state that your Class A common stock may be traded exclusively on a specific ATS or, alternatively, in peer-to-peer transactions limited to other stockholders or certain eligible counterparties. Please tell us the legal basis for restricting the transferability of tokens to the extent you describe and how you intend to enforce these restrictions against token holders who attempt to dispose of tokens via other means. Additionally, revise the carryover risk factor on pages 32-33 to describe the risks to Class A common stockholders of the transfer restrictions, including to the extent more restrictive than transfer restrictions on traditional untokenized common stock.

12. Refer to your response to comment 33. To the extent known, please quantify the range of the gas fees necessary to process a transaction on the Ethereum Blockchain.

Where You Can Find Additional Information, page 112

13. You state that as a result of this offering, you will become subject to the information and reporting requirements of the Exchange Act. Please tell us whether you intend to register under the Exchange Act concurrently with this offering or, alternatively, you intend to rely on the exemption from registration under Exchange Act Rule 12g-6.

Notes to Unaudited Condensed Consolidated Financial Statements
Note 2: Intangible Assets
Digital Assets, page F-10

14. We acknowledge your response to prior comment 34 and your added disclosures on pages F-10 and F-27. As previously requested, please tell us the names of the market(s) used to value your various digital assets held and tell us how these market(s) are the principal or most-advantageous market(s) as stipulated in ASC 820-10-35-5.

   You may contact Mark Brunhofer at 202-551-3638 or Bonnie Baynes at 202-551-4924 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or J. Nolan McWilliams at 202-551-3217 with any other questions.

         Sincerely,

         Division of Corporation Finance
         Office of Finance

cc: Robert Rosenblum